ADDENDUM TO INTERIM ACCOUNTS 2003

The Interim Accounts 2003 were signed off and published on 15 September 2003. Since that date, three subsequent events have taken place which significantly affect the Company, but which are not reflected in the Accounts.

Completion of the Disposal of the SelectAccess Business

As reported in the Interim Accounts 2003, the Company announced on 4 July 2003 that it had entered into a conditional agreement with HewlettPackard to sell its SelectAccess business for a total consideration of £8.3 million in cash. The results for the Interim Accounts 2003 have been reported showing the result of the Company’s SelectAccess business as “discontinued”. This transaction was approved by the Company’s shareholders at an Extraordinary General Meeting on 18 August 2003. The transaction was completed on 19 September 2003, subsequent to publication of the Interim Accounts 2003.

Disposal of Investment in Clearswift Ltd

On 16 September 2003, the Company announced that agreement had been reached with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies in 2002. The value of the investment in Clearswift, as at 30 June 2003, has been reduced to £2.0 million. The Company expects to receive £4.5 million by 30 September 2003 in respect of that investment and in final settlement of warranty claims. In order to retain an interest in Clearswift’s potential, the Company will also receive £300,000 in warrants.

Disposal of Core PKI Business

On 22 September 2003, the Company announced that it had entered into a conditional agreement with beTRUSTed to sell its core PKI business for a total consideration of £5.0 million in cash. The sale is subject to approval by Baltimore’s shareholders at an Extraordinary General Meeting, and a circular with notice of the Meeting will be circulated.

For further information regarding the transaction, please see the Press Release dated 22 September 2003 on the Company’s website at www.baltimore.com.

Baltimore Technologies plc

Innovation House

39 Mark Road

Hemel Hempstead

Hertfordshire HP2 7DN

United Kingdom

Tel:  +44 (0)1442 342 600

Fax:  +44 (0)1442 266 438

Email:  info@baltimore.com

Registered Office  Innovation House, 39 Mark Road, Hemel Hempstead, Hertfordshire  HP2 7DN, United Kingdom

Registered in England No. 2643615

www.baltimore.com